Filed by Nuvelo, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: ARCA biopharma, Inc.

Commission File No. 333-154839

.	PRESS RELEASE

Contact:

Lee Bendekgey SVP and Chief Financial Officer Nuvelo 650-517-8358 lbendekgey@nuvelo.com	Danielle Bertrand WeissComm Partners 415-946-1056 dbertrand@wcpglobal.com

NUVELO ANNOUNCES POSITIVE RESULTS FROM PHASE 1 CLINICAL

TRIAL OF NU206 IN HEALTHY VOLUNTEERS

San Carlos, California, December 10, 2008 –Nuvelo, Inc. (Nasdaq: NUVO) today announced positive results from the Phase 1 trial of recombinant, secreted protein, NU206, the company’s lead compound from its Wnt Therapeutics Program. This single-center, double-blind, placebo-controlled, single-ascending dose (SAD) trial tested the safety, tolerance and pharmacokinetics of a single intravenous (IV) administration of NU206, in 32 healthy male volunteers. Participants were enrolled in four cohorts of varying doses, with a maximum dose of 0.20 mg/kg/day. NU206 had a favorable safety profile, no serious adverse events were observed, and pharmacokinetics were predictable.

“Based on preclinical studies, we believe that NU206 promotes cell growth and repair, and, based also on results from this Phase 1 trial, believe it has the potential to offer a novel approach for the treatment of serious medical conditions such as gastrointestinal (GI) injury, inflammatory bowel disease, and bone disease,” said Dr. Ted W. Love, chairman and chief executive officer of Nuvelo. “Because Nuvelo is in the process of merging with ARCA biopharma to create a cardiovascular-focused company, we are currently evaluating partnership and out-licensing opportunities for NU206 to continue development of the compound.”

About NU206

NU206 (R-spondin1) is a recombinant, secreted protein that acts as a key regulator of the Wnt pathway, the critical pathway that stimulates cell growth and differentiation during homeostasis and pathogenesis in specific tissues including the GI epithelium and bone. Preclinical studies suggest it can promote growth and repair in animal models of radiation or cancer chemotherapy induced GI injury, inflammatory bowel disease, and bone disease.

About Nuvelo and Kyowa Hakko Kirin’s Joint Collaborative Effort

Scientists from Nuvelo and Kyowa Hakko Kirin worked together to identify and characterize NU206 as part of a collaboration focused on the discovery of novel, secreted proteins. Nuvelo signed a collaboration agreement with Kyowa Hakko Kirin in April 2005 to develop NU206. Under the agreement, Nuvelo leads worldwide development, manufacturing and commercialization and all operating expenses and profits related to the development and commercialization of NU206 are shared 60% (Nuvelo)/40% (Kyowa Hakko Kirin).

About Nuvelo

Nuvelo, Inc. is dedicated to improving the lives of patients through the discovery, development and commercialization of novel drugs for acute cardiovascular disease, cancer and other debilitating medical conditions. Nuvelo’s development pipeline includes NU172, a direct thrombin inhibitor which has completed Phase 1 development for use as a potential short-acting anticoagulant during medical or surgical procedures; and NU206, a Wnt pathway modulator in Phase 1 development for the potential treatment of chemotherapy/radiation therapy-induced mucositis and inflammatory bowel disease. In addition, Nuvelo is pursuing research programs in leukemia and lymphoma therapeutic antibodies and Wnt signaling pathway therapeutics to further expand its pipeline and create additional partnering and licensing opportunities.

Information about Nuvelo is available at its website at http://www.nuvelo.com or by phoning 650-517-8000.

Forward-looking statements

This press release contains “forward-looking statements” which include, without limitation, statements regarding the completion of the proposed merger transaction between Nuvelo, ARCA biopharma, Inc., or ARCA, and Dawn Acquisition Sub, Inc., the timing, progress and anticipated completion of Nuvelo’s clinical stage programs, the potential benefits that patients may experience from the use of our clinical stage compounds, and potential partnership and out-licensing opportunities, which statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements are based on our management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward- looking statements as a result of many factors, including, without limitation, failure of Nuvelo or ARCA’s stockholders to approve the merger, the ability to complete the transaction contemplated by this communication in a timely fashion, uncertainties relating to drug discovery and the regulatory approval process; clinical development processes; enrollment rates for patients in the companies’ clinical trials; changes in relationships with strategic partners and dependence upon strategic partners for the performance of critical activities under collaborative agreements; and the impact of competitive products and technological changes. These and other factors are identified and described in more detail in Nuvelo’s filings with the SEC, including without limitation Nuvelo’s quarterly report on Form 10-Q for the quarter ended September 30, 2008 and subsequent filings. We disclaim any intent or obligation to update these forward-looking statements.

Additional Information and Where to Find It

Nuvelo has filed a registration statement on Form S-4, and a related proxy statement/prospectus/consent solicitation, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy statement/prospectus/consent solicitation because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Nuvelo Investor Relations at the email address: ir@nuvelo.com or by phone at 650-517-8000.

In addition to the registration statement and related proxy statement/prospectus/consent solicitation, Nuvelo files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Nuvelo, Inc. at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Nuvelo, Inc.’s filings with the SEC are also available to the public from commercial document-retrieval services and at SEC’s website at http://www.sec.gov, and from Investor Relations at Nuvelo as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Nuvelo, ARCA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Nuvelo in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of described above. Additional information regarding the directors and executive officers of Nuvelo is also included in Nuvelo’s proxy statement for its 2008 Annual Meeting of Stockholders which was filed with the SEC on April 23, 2008 and its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 12, 2008. These documents are available as described above.

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